K&L Gates LLP

1601 K STREET, N.W.

WASHINGTON, DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 25, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direxion Shares ETF Trust

-Direxion Daily SME-ChiNext 100 China A Shares Bull 2X Shares

-Direxion Daily MSCI China A Bull 2X Shares

-Direxion Daily Healthcare Bear 3X Shares

-Direxion Daily Natural Gas Related Bear 3X Shares

-Direxion Daily SME-ChiNext 100 China A Shares Bear 1X Shares

-Direxion Daily MSCI China A Bear 1X Shares

-Direxion Daily S&P Biotech Bear 1X Shares

-Direxion Daily Healthcare Bear 1X Shares

File Nos. 333-150525; 811-22201

Post-Effective Amendment No. 152

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 152 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

K&L Gates LLP